FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 21, 2005

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A.

•                                          Theme Parks Drive Revenue Growth for the Nine Months Ended June 30, 2005

•                                          Company Plans to Maintain its Share Listing Exclusively on Euronext Paris

(Marne-la-Vallée, July 21, 2005)  Euro Disney S.C.A., parent company of Euro Disney Associés S.C.A., operator of Disneyland Resort Paris, announced today that total consolidated revenues grew 3% over the prior year for the nine months ended June 30, 2005, reflecting theme park revenue growth of 4%, partially offset by the effect of reduced revenues at the hotels.  Overall, resort segment revenues grew 2% for the first nine months over the corresponding period of the prior year.

Revenues for the Nine Months Ended June 30, 2005

Total revenues increased 3% for the nine months ended June 30, 2005 to a record € 755.4 million compared to € 736.1 million for the corresponding period of the prior year.

(Unaudited)	Nine Months Ending June 30,		Variation
(€ in millions)	2005	2004 (1)	Amount	%
Segment Revenues
Theme Parks	382.2	366.1	16.1	4%
Hotels and Disney Village	281.8	290.7	(8.9)	(3)%
Other	76.7	72.5	4.2	6%
Resort Segment	740.7	729.3	11.4	2%

Real Estate Segment	14.7	6.8	7.9	116%
Total Revenues	755.4	736.1	19.3	3%

(1)     Certain reclassifications have been made to the June 30, 2004 comparative amounts in order to conform to the June 30, 2005 presentation.

Theme park revenues increased 4% over the prior year to reach € 382.2 million for the nine months ended June 30, 2005.  The increase was primarily a result of higher average spending per guest, partially offset by slightly lower theme park attendance.

Average theme park guest spending was favourably impacted by modest changes in admissions pricing, including a change in the allocation of total vacation package pricing from hotel rooms to theme park admissions.  Additionally, merchandise and food and beverage spending increased, due to improved capture rates reflecting changes in product and service offerings.

Hotels and Disney Village revenues decreased 3% for the nine months ended June 30, 2005 to € 281.8 million, reflecting a 5% decrease in average daily guest spending per room, which reflects lower average daily room rates including the impact of a change in the allocation of total vacation package pricing from hotel rooms to theme park admissions, and an unfavourable comparison with strong prior year convention activities.

Revenues generated by the Real Estate Segment were € 14.7 million, reflecting an increase versus the prior year of € 7.9 million, in line with our land development expectations.

Revenues for the Three Months Ended June 30, 2005

For the third quarter ended June 30, 2005, total revenues decreased 1% to € 261.3 million from a prior-year amount of € 265.1 million.  Resort Segment revenues decreased 3% to  € 256.3 million compared to € 262.9 million in the prior year.  Although third quarter theme park revenues increased slightly reflecting higher average guest spending, our attendance, hotel occupancy and average daily guest spending per room were below prior-year levels.  As previously indicated with the Company’s First Half results, the third quarter of fiscal year 2005 was adversely affected versus the prior year by the shift of the Easter season and vacation calendar into the second quarter.

Revenues for the Real Estate Segment increased € 2.9 million during the quarter to € 5.0 million.

Based on the third quarter revenue performance, the Company still expects to grow revenue for the full fiscal year, but below previous expectations, resulting in a relatively stable EBITDA (earnings before interest, income taxes, depreciation, amortisation, minority interest and exceptional items)(1), compared to the prior year.

Shares to Trade Exclusively on Euronext Paris

Over the past few years, market trends and changes in the regulatory environment, including the recent European Union Prospectus Directive which harmonises the law on public offerings across the European Union, have facilitated access for investors to trade in shares listed in European Union member states other than their own.  These changes, combined with the high cost of maintaining separate listings relative to historical trading volumes have led to the Company’s decision to cancel its share listings on the London

(1) Management regards EBITDA, as defined, as a useful tool in the evaluation of financial performance; however, it is not a measure of financial performance defined under French generally accepted accounting principles, and should not be viewed as a substitute for income (loss) before financial charges, net income or cash flows in evaluating the Company’s consolidated financial results.

Stock Exchange and Euronext Brussels.  Following the cancellation of the listings, investors will still be able to trade in the Company’s shares on Euronext Paris.

The Company will separately communicate to each holder of the Company’s depositary receipts in the United Kingdom the details of the process for exchanging depositary receipts for underlying shares.  If depositary receipts are not exchanged, the underlying shares will be sold on the holder’s behalf.  The last day of trading of the Company’s securities on the London Stock Exchange will take place on October 31, 2005.

The listing cancellation in Belgium does not require any specific action by shareholders, and a final listing cancellation date will be announced after obtaining approval from the relevant market authority.

******************************************

Karl L. Holz, Chairman and Chief Executive Officer of Euro Disney S.A.S., said:

“I am pleased with our record revenues for the nine months, particularly in light of a challenging third quarter.  Our focus continues to centre on driving greater growth in the long term through the implementation of our multi-year expansion program.  Space Mountain: Mission 2 and our thrilling nighttime spectacular ‘Wishes’ are only the first steps in this multi-year plan for the Resort.  We continue to draw upon Disney’s 50 years of experience and leadership in theme park and resort entertainment to maintain our position as Europe’s top vacation destination.”

Corporate Communication		Investor Relations
Pieter Boterman		Fiona Lord-Duarte
Tel: +331 64 74 59 50		Tel: +331 64 74 58 55
Fax: +331 64 74 59 69		Fax: +331 64 74 56 36
e-mail: pieter.boterman@disney.com		e-mail: fiona.lord.duarte@disney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 2,074 additional third-party rooms located on the site), two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.  Euro Disney S.C.A.’s shares trade in Paris (SRD), London and Brussels.

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from those expressed or implied.  Such differences may result from actions taken by the Company, as well as from developments beyond the Company’s control, including changes in political or economic conditions.  Other factors that may affect results are identified in the Company’s documents filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.S.

Date: July 21, 2005

	By:	/s/ DIANE FUSCALDO
Name: Diane Fuscaldo
Title: Director Corporate Controllership